HSBC Finance Corporation

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended
	September 30,
	2006	2005

	(dollars are in millions)

Net income	$2,007	$1,379
Income tax expense	1,167	695

Income before income tax expense	3,174	2,074

Fixed charges:
Interest expense	5,318	3,405
Interest portion of rentals(1)	44	45

Total fixed charges	5,362	3,450

Total earnings as defined	$8,536	$5,524

Ratio of earnings to fixed charges	1.59	1.60
Preferred stock dividends(2)	43	93
Ratio of earnings to combined fixed charges and preferred stock dividends	1.58	1.56

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.